UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Merant plc

(Name of Subject Company)

Merant plc

(Names of Person(s) Filing Statement)

Ordinary Shares, nominal value £0.02 each,
and American Depositary Shares, each representing 5 Ordinary Shares

(Title of Class of Securities)

587336 10 8 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Stephen M. Going

Vice President and General Counsel

Merant

3445 NW 211th Terrace

Hillsboro, Oregon
1 (503) 617 2852

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copies to:

Michael J. Silver	John M. Basnage	Peter E. Kohl
Hogan & Hartson L.L.P.	Hogan & Hartson L.L.P.
111 S. Calvert Street	One Angel Court
Suite 1600	London EC2R 7HJ
Baltimore, MD 21202	England
1 (410) 659 2700	011 44 20 7367 0200

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No.1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on March 18, 2004 (the “Schedule 14D-9”) by Merant plc, a public limited company organized under the laws of England and Wales (“Merant”).  The Schedule 14D-9 relates to the offer by SERENA Software, Inc., a Delaware corporation (“SERENA”), to acquire all of the issued and unconditionally allotted ordinary shares, nominal value £0.02 per share, of Merant (the “Merant Shares”) and the American Depositary Shares of Merant, each representing five Merant Shares (the “Merant ADSs”), upon the terms and conditions set forth in the offer document (the “Offer Document”) forming part of the Registration Statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”) filed with the Securities and Exchange Commission on March 8, 2004.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented to include the following additional exhibits:

Exhibit	Description
(a)(5)(iv)	Letter to Optionholders under the Intersolv Inc 1992 Stock Option Plan and the Intersolv Inc 1997 Employee Stock Option Plan not resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(v)	Letter to Optionholders under the Intersolv Inc 1992 Stock Option Plan and the Intersolv Inc 1997 Employee Stock Option Plan resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(vi)	Form of Instruction for use by Optionholders in the Intersolv Inc 1992 Stock Option Plan and the Intersolv Inc 1997 Employee Stock Option Plan
(a)(5)(vii)	Letter to Optionholders under the 1996 Merant Share Option Plan and the Merant 1998 Share Option Plan not resident in Australia, Canada, Holland or Japan, dated March 31, 2004
(a)(5)(viii)	Letter to Optionholders under the 1996 Merant Share Option Plan and the Merant 1998 Share Option Plan resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(ix)	Form of Instruction for use by Optionholders in the 1996 Merant Share Option Plan and the Merant 1998 Share Option Plan
(a)(5)(x)

Letter to Optionholders under the Merant Inland Revenue Approved Share Option Scheme and the Merant Inland Revenue (1998) Approved Share Option Scheme not resident in Australia, Canada or Japan, dated March 31, 2004

(a)(5)(xi)	Form of Instruction for use by Optionholders in the Merant Inland Revenue Approved Share Option Scheme and the Merant Inland Revenue (1998) Approved Share Option Scheme, dated March 31, 2004
(a)(5)(xii)	Letter to Participants under the Merant plc 1999 Employee Stock Purchase Plan not resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(xiii)	Letter to Participants resident in Australia, Canada or Japan under the Merant plc 1999 Employee Stock Purchase Plan, dated March 31, 2004
(a)(5)(xiv)	Letter to Holders of Options under the 2003 Merant Share Incentive Plan, dated March 31, 2004

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Merant plc

	By:	/s/ Gerald Perkel
Name: Gerald Perkel
Title: President, Chief Executive Officer and Director

Dated: April 1, 2004

Exhibit Index

Exhibit Number	Description
(a)(5)(iv)	Letter to Optionholders under the Intersolv Inc 1992 Stock Option Plan and the Intersolv Inc 1997 Employee Stock Option Plan not resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(v)	Letter to Optionholders under the Intersolv Inc 1992 Stock Option Plan and the Intersolv Inc 1997 Employee Stock Option Plan resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(vi)	Form of Instruction for use by Optionholders in the Intersolv Inc 1992 Stock Option Plan and the Intersolv Inc 1997 Employee Stock Option Plan
(a)(5)(vii)	Letter to Optionholders under the 1996 Merant Share Option Plan and the Merant 1998 Share Option Plan not resident in Australia, Canada, Holland or Japan, dated March 31, 2004
(a)(5)(viii)	Letter to Optionholders under the 1996 Merant Share Option Plan and the Merant 1998 Share Option Plan resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(ix)	Form of Instruction for use by Optionholders in the 1996 Merant Share Option Plan and the Merant 1998 Share Option Plan
(a)(5)(x)

Letter to Optionholders under the Merant Inland Revenue Approved Share Option Scheme and the Merant Inland Revenue (1998) Approved Share Option Scheme not resident in Australia, Canada or Japan, dated March 31, 2004

(a)(5)(xi)	Form of Instruction for use by Optionholders in the Merant Inland Revenue Approved Share Option Scheme and the Merant Inland Revenue (1998) Approved Share Option Scheme, dated March 31, 2004
(a)(5)(xii)	Letter to Participants under the Merant plc 1999 Employee Stock Purchase Plan not resident in Australia, Canada or Japan, dated March 31, 2004
(a)(5)(xiii)	Letter to Participants resident in Australia, Canada or Japan under the Merant plc 1999 Employee Stock Purchase Plan, dated March 31, 2004
(a)(5)(xiv)	Letter to Holders of Options under the 2003 Merant Share Incentive Plan, dated March 31, 2004